UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
 (Amendment No. 1)*

United America Indemnity, Ltd.
-------------------------------------------------------------------------------
(Name of Issuer)

Class A Common Stock
-------------------------------------------------------------------------------
(Title of Class of Securities)

90933T109
----------------------------------------
(CUSIP Number)

December 31, 2009
-------------------------------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[  ]           Rule 13d-1(c)

[X]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------------------------------
CUSIP No. 90933T109
---------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
1	Names of Reporting Persons

Essex Equity Capital Management, LLC

---------------------------------------------------------------------------------------------------------------------------------
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]
---------------------------------------------------------------------------------------------------------------------------------
3	SEC Use Only
---------------------------------------------------------------------------------------------------------------------------------
4	Citizenship or Place of Organization

Delaware
---------------------------------------------------------------------------------------------------------------------------------

Number of	5	Sole Voting Power 3,475,673
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
Shares

Beneficially	6	Shared Voting Power 0
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
Owned by

Each	7	Sole Dispositive Power 3,475,673
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
Reporting

Person With:	8	Shared Dispositive Power 0
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,475,673
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

-----------------------------------------------------------------------------------------------------------------------------------------------------------------
11	Percent of Class Represented by Amount in Row (9)

9.54%
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
12	Type of Reporting Person (See Instructions)

IA, HC
-----------------------------------------------------------------------------------------------------------------------------------------------------------------

Item 1(a).	Name of Issuer:
United America Indemnity, Ltd.

Item 1(b).	Address of Issuer's Principal Executive Offices:
Walker House, 87 Mary Street KYI-9002
George Town, Grand Cayman Cayman Islands

Item 2(a).	Name of Person Filing:
Essex Equity Capital Management, LLC.
Essex Equity Capital Management, LLC is the investment advisor and control person of Essex Equity Joint Investment Vehicle, LLC, the security holder of the securities indentified herein.
Item 2(b).	Address of Principal Business Office or, if none, Residence:
375 Hudson Street 12th Floor
New York, NY 10014

Item 2(c).	Citizenship:
See the response(s) to Item 4 on the attached cover page(s).

Item 2(d).	Title of Class of Securities:
Class A Common Stock

Item 2(e).	CUSIP Number:
90933T109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:
(a) Amount Beneficially owned:
See the response(s) to Item 9 on the attached cover page(s).

(b) Percent of Class:

See the response(s) to Item 11 on the attached cover page(s), which was determined by dividing the number of shares beneficially held by the Reporting
Person by 36,434,262, the number of shares of common stock issued and outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and
Exchange Commission on November 2, 2009.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
See the response(s) to Item 5 on the attached cover page(s).

(ii) Shared power to vote or to direct the vote:
See the response(s) to Item 6 on the attached cover page(s).

(iii) Sole power to dispose or to direct the disposition of:
See the response(s) to Item 7 on the attached cover page(s).

(iv) Shared power to dispose or to direct the disposition of:
See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	February 12, 2010
ESSEX EQUITY CAPITAL MANAGEMENT, LLC

By: /s/ JOHN LIU

Name: John Liu
Title: Chief Executive Officer